FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

   Form 20-F  _____         Form 40-F        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

New Found Increases Queensway Drill Program to 650,000 Metres, Seismic Interpretation to Guide 2024 Targeting

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 4, 2024--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce an expansion of the exploration program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights:

  To date the Company has completed 516,263m of drilling at Queensway. During 2023, New Found drilled 195,899m of core, employing an average of 10 drill rigs, equating to 15,400m of core production per month and leading to the discoveries of Iceberg, Iceberg East, K2, Monte Carlo, and Jackpot.
  New Found is now planning to drill a total of 650,000m as part of its ongoing drilling program at Queensway, an increase of 150,000m over the Company’s initially planned 500,000m.
  Much of the 2024 drilling will be designed to target prospective areas both peripheral to and beneath the current mineralized zones defined to date by New Found along the Appleton North Corridor. Drilling will also occur along the parallel JBP Fault Zone, located 5km to the east, as well as at Queensway South.
  In 2023, the Company contracted HiSeis to complete an industry-leading 3D seismic program covering the Appleton North Corridor at Queensway North that is capable of capturing high-resolution imagery down to a depth of 3,000m. The Company expects to receive an initial interpretation of this data in the coming weeks.

Melissa Render, VP of Exploration of New Found, stated: “Much of the initial 500,000m of drilling undertaken by New Found has been focused along the Appleton North Corridor, where a combination of systematic grid drilling and targeted drilling has successfully outlined a multitude of zones forming a ‘string-of-pearls’ configuration that spans approximately 6km of strike and includes several key discoveries such as Keats, Keats West, Iceberg, Golden Joint, Lotto, K2 and Jackpot. As shown in Figure 1 below, these zones are clustered along the Appleton Fault, a regional scale structure that we believe is responsible for channelling mineralizing fluids towards surface and depositing epizonal gold mineralization at Queensway.

“While our initial drilling has been focused on drill defining the near-surface, low-hanging fruit, our exploration thesis and accompanying geological model illustrate a scenario whereby gold mineralization is not necessarily constrained to the near-surface domain, but instead has the potential to persist to depth. Queensway mineralization is in an orogenic gold system – a system that often extends deep along the structures that form them.

“As we move into 2024, our exploration team will focus its attention on unlocking the next layer of the cake through targeted deeper drilling. In addition, we will continue to look for new areas of mineralization that are peripheral to the Appleton Fault Zone, the 110km of strike that is covered by the Queensway Project. The discovery of Iceberg East and Jackpot, which are zones located at distances ranging from 300m-500m away from the Appleton Fault, highlight the ability of this system to concentrate gold well outside of the narrow window we were initially targeting. We have been fortunate to identify a system of scale that starts at surface, with the majority of the drilling completed testing only the top 250m vertical. We will now apply the knowledge garnered from our near-surface exploration, combined with the results of the 3D seismic program, to unlock what lies further outside and beneath our current discoveries made to date (Figure 2).”

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated January 4, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $57.3 million as of January 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; timing of the receipt of the initial interpretation of the data from the seismic program; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
ckettell@newfoundgold.ca
+1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: January 4, 2024	By:	/s/ Collin Kettell
Chief Executive Officer